

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Steven Voskuil
Chief Financial Officer
The Hershey Company
19 East Chocolate Avenue
Hershey, PA 17033

> **Re: The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 17, 2021**
> **File No. 001-00183**

Dear Mr. Voskuil:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note that you generally refer to future climate-change related investments and priorities in your proxy statement. If material, please describe and quantify material planned expenditures in your annual report.

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   - decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   - increased demand for goods that result in lower emissions than competing products; and
   - increased competition to develop innovative new operational or production processes that result in lower emissions.

3. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
   - quantification of material weather-related damages to your property or operations;

      and
- any weather-related impacts on the cost or availability of insurance.

4.   Quantify any material increase in compliance costs related to climate change.

5.   If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Manufacturing